EXHIBIT 21:  SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation

Pathfinder Bank	New York (direct)

Pathfinder Statutory Trust II	Delaware (direct)

Pathfinder REIT, Inc. (1)	New York (indirect)

Whispering Oaks Development Corp.	New York (indirect)

Pathfinder Risk Management Company Inc.	New York (indirect)

FitzGibbons Agency, LLC (2)	New York (indirect)

(1)	Inactive throughout 2018 and formally dissolved in January 2019

(2)	Pathfinder Bancorp, Inc. indirectly owns 51% of FitzGibbons Agency, LLC

The Company has evaluated the activities relating to its strategic business units.  The controlling interest in the FitzGibbons Agency is dissimilar in nature and management when compared to the Company’s other strategic business units which are judged to be similar in nature and management.  The Company has determined that the FitzGibbons Agency is below the reporting threshold in size in accordance with Accounting Standards Codification 280.  Accordingly, the Company has determined it has no reportable segments.